Exhibit 8.1

List of Subsidiaries

Company	Jurisdiction of Formation
Al Shola Al Modea Gas Distribution LLC	United Arab Emirates
Bright Hydrogen Solutions Limited	Ireland
Hanoi Asset Management, S.L.	Spain
Fusion Fuel USA, Inc.	Delaware
Fusion Fuel Australia, PTY Ltd.	Australia
Fusion Fuel Australia – Pilot PTY Ltd.	Australia
Fusion Fuel Morocco, S.A.S.	Morocco
Quality Industrial Corp.	Nevada